UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10)

SurModics, Inc.

(Name of Issuer)

Common Stock, $.05 par value

(Title of Class of Securities)

868873 10 0

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP NO. 868873 10 0

Name of reporting persons: I.R.S. Identification Nos. of above persons (entities only): David A. Koch
1.	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
2.	SEC use only:
3.	Citizenship or place of organization: USA

Number of shares beneficially owned by each reporting person with:	4. Sole voting power: 290,003 (includes 4,000 shares which may be purchased upon the exercise of options)
5. Shared voting power: 35,000
6. Sole dispositive power: 290,003 (includes 4,000 shares which may be purchased upon the exercise of options)
7. Shared dispositive power: 35,000

8.	Aggregate amount beneficially owned by each reporting person: 325,003 (includes 4,000 shares which may be purchased upon the exercise of options)
9.	Check if the aggregate amount in Row (9) excludes certain shares	☐
10.	Percent of class represented by amount in Row 9: 1.8%
11.	Type of reporting person: IN

CUSIP NO. 868873 10 0

Item 1	(a).	Name of issuer:

SurModics, Inc.

Item 1	(b).	Address of issuer’s principal executive offices:

9924 West 74th Street Eden Prairie, MN 55344-3523

Item 2	(a).	Names of person filing:

David A. Koch

Item 2	(b).	Address of principal business office:

505 N Highway 169 Suite 595 Plymouth, MN 55441

Item 2	(c).	Citizenship:

USA

Item 2	(d).	Title of class of securities:

Common Stock, $.05 par value

Item 2	(e).	CUSIP No.:

868873 10 0

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

CUSIP NO. 868873 10 0

Item 4.	Ownership

(a) Amount beneficially owned: 325,003

(b) Percent of class: 1.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 290,003 (includes 4,000 shares which may be purchased upon the exercise of options)

(ii) Shared power to vote or to direct the vote: 35,000

(iii) Sole power to dispose or to direct the disposition of: 290,003 (includes 4,000 shares which may be purchased upon the exercise of options)

(iv) Shared power to dispose or to direct the disposition of: 35,000

Item 5.	Ownership of 5 percent or Less of a Class: ☒

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person: Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable

Item 8.	Identification and Classification of Members of the Group: Not applicable

Item 9.	Notice of Dissolution of Group: Not applicable

Item 10.	Certifications Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2009

/s/ David A. Koch
Signature

David A. Koch
Name/Title